Filed Pursuant to Rule 424(b)(2)
File No. 333-195697

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Subordinated Medium- Term Notes, Series O, Fixed Rate Notes	$2,000,000,000	99.810%	$1,996,200,000	$231,359.58

(1)	Calculated in accordance with Rule 456(b) and 457(r) of the Securities Act.

Pricing Supplement No. 21 dated December 1, 2016

(to Prospectus Supplement dated May 30, 2014

and Prospectus dated May 5, 2014)

WELLS FARGO & COMPANY

Subordinated Medium-Term Notes, Series O

Fixed Rate Notes

Aggregate Principal Amount Offered:	$2,000,000,000

Trade Date:	December 1, 2016

Original Issue Date (T+5):	December 8, 2016

Stated Maturity Date:

December 7, 2046; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest

Interest Rate:	4.75%

Interest Payment Dates:	Each June 7 and December 7, commencing June 7, 2017, and at maturity

Price to Public (Issue Price):	99.810%, plus accrued interest, if any, from December 8, 2016

Agent Discount (Gross Spread):	0.875%

All-in Price (Net of Agent Discount):	98.935%, plus accrued interest, if any, from December 8, 2016

Net Proceeds:	$1,978,700,000

Benchmark:	UST 2.25% due August 15, 2046

Benchmark Yield:	3.112%

Spread to Benchmark:	+165 basis points

Re-Offer Yield:	4.762%

Redemption:	The notes are not redeemable at the option of Wells Fargo & Company

Listing:	None

Subordination:	The notes will rank equally with all of our other subordinated notes and, together with such other subordinated notes, will be subordinated to all of our existing and future Senior Debt, as defined under “Description of Debt Securities—Subordination” in the accompanying prospectus. In addition, holders of the notes may be fully subordinated to interests held by the U.S. government in the event we enter into a receivership, insolvency, liquidation or similar proceeding. As of September 30, 2016, on a non-consolidated basis, Wells Fargo & Company had approximately $108.0 billion of Senior Debt outstanding, excluding obligations under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts. In addition, Wells Fargo & Company was obligated on such date under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts to which the notes will be subordinated pursuant to the terms of the subordinated indenture.

See “Description of Notes” in the accompanying prospectus supplement and “Description of the Debt Securities—Subordination” in the accompanying prospectus for additional information regarding subordination.

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$1,900,000,000

Agent (Senior Co-Manager):	TD Securities (USA) LLC	60,000,000

Agents (Co-Managers):	Blaylock Beal Van, LLC	5,000,000
	CastleOak Securities, L.P.	5,000,000
	Drexel Hamilton, LLC	5,000,000
	Lebenthal & Co., LLC	5,000,000
	Loop Capital Markets LLC	5,000,000
	Samuel A. Ramirez & Company, Inc.	5,000,000
	The Williams Capital Group, L.P.	5,000,000
	Multi-Bank Securities, Inc.	5,000,000
	Total:	$2,000,000,000

Plan of Distribution:

On December 1, 2016, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 98.935%, plus accrued interest, if any, from December 8, 2016. The purchase price equals the issue price of 99.810% less a discount of 0.875% of the principal amount of the notes.

Certain U.S. Federal Income Tax Consequences:

Pursuant to published guidance by the Internal Revenue Service, withholding on gross proceeds under the Foreign Account Tax Compliance Act will be delayed until January 1, 2019 rather than January 1, 2017. See “Certain U.S. Federal Income Tax Considerations—Legislation Affecting the Taxation of Debt Securities, Common Stock and Preferred Stock Held by or through

Foreign Entities” in the accompanying prospectus for additional information.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

EU Directive on the Taxation of Savings Income:

The EC Council Directive 2003/48/EC on the taxation of savings income, as amended (the “Directive”), has been repealed from January 1, 2017, in the case of Austria, and from January 1, 2016, in the case of all other EU Member States (subject to on-going requirements to fulfill administrative obligations such as the reporting and exchange of information relating to, and accounting for withholding taxes on, payments made before those dates). The repeal is meant to prevent overlap between the Directive and a new automatic exchange of information regime implemented under Council Directive 2011/16/EU on Administrative Cooperation in the field of Taxation (as amended by Council Directive 2014/107/EU). Council Directive 2011/16/EU (as amended) effectively implements the Organization for Economic Co-operation and Development’s common reporting standard on automatic exchange of financial account information in tax matters, requires governments to obtain detailed account information from financial institutions and exchange that information automatically with other jurisdictions annually. Council Directive 2011/16/EU (as amended) is generally broader in scope than the Directive, although it does not impose withholding taxes. The agreements with non-EU countries on the basis of the Directive are being revised to be aligned with Council Directive 2011/16/EU (as amended). See “EU Directive on the Taxation of Savings Income” in the accompanying prospectus.

CUSIP:	94974BGU8

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